Colorado Goldfields Inc.

CORRESP

March 21, 2014

John Reynolds, Assistant Director
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

VIA EDGAR SUBMISSION

Re:           Colorado Goldfields Inc.
Form 10-K for Fiscal Year Ended August 31, 2013
Filed December 16, 2013
File No. 000-51718

Dear Mr. Reynolds:

We are in receipt of your comment letter dated March 11, 2014, regarding Colorado Goldfields’ Form 10-K for Fiscal Year Ended August 31, 2013.  As discussed with Mr. Schuler, we are requesting an additional 10 business days to respond due to time constraints associated with our current quarterly filing.  As a result, we will submit our response letter by April 8, 2014.

Very truly yours,
/s/ C. Stephen Guyer

C. Stephen Guyer
Chief Financial Officer

10920 West Alameda Ave. * Suite 201 * Lakewood, Colorado 80226 * (303) 984.5324